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                               February 3, 2022

       Amy Tung
       Chief Financial Officer
       ATA Creativity Global
       c/o 1/F East Gate, Building No. 2, Jian Wai Soho,
       No. 39 Dong San Huan Zhong Road,
       Chao Yang District, Beijing 100022, China

                                                        Re: ATA Creativity
Global
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 13,
2021
                                                            File No. 001-33910

       Dear Ms. Tung:

              We have reviewed your October 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2021 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 3. Key Information, page 3

   1. We note your response to comment number 5. However, it appears that you have only partially addressed our
comment, accordingly we reissue our comment in part. Please
                                                        revise to identify
clearly the entity in which investors have or can purchase their interest in and the entity(ies) in
which the company   s operations are conducted with the Corporate
                                                        Structure Diagram.
   2. We note your response to comment number 9. Please revise the condensed consolidating schedule depicting cash
flows to show cash changes from investing and financing
                                                        activities individually
to the extent they exceed 10% of the average of net cash flows from
 Amy Tung
FirstName LastNameAmy   Tung
ATA Creativity Global
Comapany3,NameATA
February   2022      Creativity Global
February
Page 2 3, 2022 Page 2
FirstName LastName
         operating activities for the most recent three years. Refer to Rule 10-01(a)(4) of
         Regulation S-X.
Key Information, page 4

3. We note your proposed disclosure in response to comment 2 that the VIE structure is
         "designed to replicate substantially the same economic benefits as would be provided by direct ownership." We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating direct ownership. Please revise accordingly.
4. We note your proposed disclosure in response to comments 5 and 11 that you "control"
         and receives "economic benefits" of the VIE   s business operations
through contractual
         agreements between the VIE and your Wholly Foreign-Owned Enterprise
(WFOE) . We
         also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law and the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners.
5. We note your proposed disclosure in response to comment 6. Please revise to ensure that you provide cross-references to each of the more detailed discussion of these risks in the annual report.
6. We note your response to comment 7. Revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. We note your response to comment 8. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Risk Factors, page 16

8. We note your response to comment 10. Update your disclosure to reflect that the
         Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
 Amy Tung
ATA Creativity Global
February 3, 2022
Page 3
         China or Hong Kong. Acknowledge whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
9. We note your proposed disclosure in response to comment 13. Please update your response to acknowledge and address that new rules will go into effect on February 15 that require internet companies holding the data of more than 1 million users to undergo a network security review before listing overseas. Elaborate upon whether the availability of these rules changes your belief that you and your VIE are not subject to a cybersecurity review.
Index to Consolidated Financial Statements
Note 1. Description of Business, Organization and Significant Concentrations and Risks
VIE Agreements, page F-13

10. We note your response to comment number 15. You disclose that the VIE holds a 70% equity interests in Beijing Zhenwu Technology
Development
         Co., Ltd., or Beijing Zhenwu, and that Beijing Zhenwu is mainly engaged in conducting some of our project-based learning services, primarily including short-term art courses. At a 70% ownership, it would appear that Beijing Zhenwu would be consolidated by your VIE and be recognizing its revenues. Accordingly, please clarify in further detail as to why you have no net revenues from the VIE.
       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact James Lichtenfels at 202-551-6001 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameAmy Tung                                    Sincerely,
Comapany NameATA Creativity Global
                                                              Division of
Corporation Finance
February 3, 2022 Page 3                                       Office of Trade &
Services
FirstName LastName